Exhibit 99.1

PowerBank Announces Fiscal Year End Results

1,508% increase in revenues from IPP production supporting the Company’s strategy of generating long-term recurring revenues

253% increase in assets fueled by growth of IPP portfolio

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated June 5, 2025 to its short form base shelf prospectus dated May 7, 2025.

Toronto, Ontario, October 2, 2025 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company), reports results for the fiscal year ended June 30, 2025. All financial figures are in Canadian dollars and in accordance with IFRS Accounting Standards as issued by the IASB as presented in the consolidated financial statements.

Fiscal Year Highlights (All Amounts are for the Twelve Month Period ended June 30, 2025 (“FY 2025”) compared to the Twelve Month Period ended June 30, 2024 (“FY 2024”))

●	Revenues decreased by 29% to $41.5 million in FY 2025 as compared to $58.4 million in FY 2024.

○ IPP revenues increased by 1,508% to $9.3 million in FY 2025 as compared to $0.6 million in FY 2024.

●	Gross margin improved to 25.0% in FY 2025 as compared to 20.0% in FY 2024.
●	Despite the decrease in revenues, gross profit only decreased by 10.0% to $10.5 million in FY 2025 as compared to $11.7 million in FY 2024.
●	Adjusted EBITDA(1) of ($0.68) million in FY 2025 compared to $0.82 million for FY 2024.
●	Net loss of $31.1 million in FY 2025, or $0.97 per basic share, compared to net loss of $3.6 million in FY 2024, or $0.13 per basic share. The net loss includes major items below:

○ Professional and consulting fees were $13.1 million, primarily reflecting higher costs associated with business expansion activities undertaken following the acquisition of Solar Flow-Through Funds Ltd. (“SFF”) in FY2025; and
○ Impairment loss of $30.4 million, which is non-recurring.

Dr. Richard Lu, President and CEO of PowerBank commented: “Throughout the fiscal year, I have highlighted that this was a year of transition for PowerBank. PowerBank’s strategic focus is growing its independent power producer asset base, creating long term revenues for years to come. This means more projects retained and a longer cycle as PowerBank works to finance these assets to retain ownership. PowerBank began the year by acquiring Solar Flow-Through Funds Ltd. and its 29 MW of operating assets. PowerBank finished the year continuing to work with CIM on the previously announced transaction pursuant to which CIM transaction will provide up to US$100 million in non-dilutive equity capital for projects that will transform PowerBank’s independent power producer asset base.”

Dr. Lu continued: “The One Big Beautiful Bill Act has also created an opportunity for PowerBank to accelerate its development pipeline based on the new deadlines. The Company has prioritized development pathways in key U.S. states where site control, interconnection progress, and permitting are sufficiently advanced to qualify for full ITC treatment under the new rules. In parallel, PowerBank’s diversified footprint across Canada offers resilience against U.S. policy risk. The Company is currently deploying battery storage systems in Ontario under the Independent Electricity System Operator’s (IESO) Long-Term RFP framework, which is designed to secure clean, dispatchable capacity through decade-long contracts. PowerBank is also a leader in Nova Scotia’s Community Solar program, where it holds significant market share and is actively expanding.”

(1) EBITDA and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS, and therefore they may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations of Non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures” in this News Release.

Summary of Annual Results (All Amounts are for the Twelve Month Period and in thousands of Canadian dollars)

Year Ended	June 30, 2025	June 30, 2024
Statement of Income and Comprehensive Income
Total Revenue	$41,531	$58,377
Net cash flows from (used in) operating activities	$(17,260)	$8,485
Adjusted EBITDA (a non-IFRS measure)	$(683)	$816
Net (loss) income	$(31,116)	$(3,577)
Basic (loss) earnings per share	$(0.97)	$(0.13)
Diluted (loss) earnings per share	$(0.97)	$(0.13)

The Company ended the 2025 fiscal year with $41.3 million in current assets (including $14.9 million in cash, restricted cash and short term investments), as compared to $17.6 million in current assets as of year-end June 30, 2024.

Current liabilities increased from $13.4 million as of the year ended June 30, 2024, to $43.1 million as of June 30, 2025.

For complete details please refer to the audited consolidated financial statements and associated Management Discussion and Analysis (“MD&A”) for the year ended June 30, 2025, available on SEDAR+ (www.sedarplus.ca).

Corporate Updates

During FY 2025 and subsequent to year-end, the Company highlights the following:

●	The Company closed its acquisition of SFF. This transaction values SFF at up to $45M but the consideration payable excludes the common shares of SFF currently held by the Company.

●	CIM Group (“CIM”), a real estate and infrastructure owner, operator, lender and developer, and the Company have entered into a Mandate Letter providing for up to US$100 million in project based financing for a portfolio of up to 97 MW of solar power projects located in the United States (the “CIM Transaction”).

●	Continued execution on the Company’s development pipeline of solar PV projects that totals approximately 942 MW and BESS projects that totals approximately 864 MWh. The Company categorizes its development pipeline into the following three categories: (1) “Under Construction” means the commercial operation date for the project is expected to occur within the next six to twelve months; (2) “Advanced Development” means the project is expected to reach NTP stage within the next six to twelve months; and (3) “Development” means the project is expected to reach NTP stage in greater than twelve months. The existing operational assets and development pipeline is broken down as follows:

(MWdc, MWh)	Total	BESS (MWh)	PV (MW)
Operational	35	-	35
Under Construction	59	20	39
Advanced Development	128	44	84
Development	1,584	800	784
Total	1,806	864	942

●	The Company entered into agreement with Qcells, through an affiliate, to sell four ground-mount solar power projects that are under development in upstate New York representing 25.58 MW. The projects will be developed as four separate solar power projects. The Company will now continue to build the Projects for Qcells to commercial operation via EPC agreements. The sale of the projects and EPC agreement have a total value of approximately US$49.5 million. The Company also expects that it will retain an operations and maintenance contract for the projects following the completion of construction. Two of the four projects have commenced construction (Hardie and Rice Rd) and two of the four projects remain in the permitting stage (Gainesville and Hwy 28). As it relates to Gainesville, a decision of the town to deny a variance application is being challenged in the Super Court, State of New York. Refer to the MD&A for additional details.

●	The Company announced its strategic expansion into the rapidly growing data market. The Company does not presently have any contracts to develop or power a data center but it is in discussions with various other parties regarding potential data center opportunities and will provide details if an agreement to acquire or develop a data center is concluded.

●	The Company announced that its 3.26 MW Camillus Solar Project has been sold to, and will now be constructed for, Solar Advocate Development LLC (“Solar Advocate”) in a transaction valued at US$7.3 million. Engineering and initial construction have commenced and the Company has initiated procurement of major equipment. The Company will now continue to build the project for Solar Advocate to commercial operation via an EPC agreement dated March 18, 2025. The sale price for the project, and value of the EPC agreement are approximately US$7.3 million.

●	The Company closed a registered direct offering with a single institutional investor. The investor purchased 2,394,367 common shares and warrants to purchase up to 2,394,367 common shares at a combined purchase price of US$3.55 per common share and accompanying warrant for aggregate gross proceeds of approximately US$8.5 million before deducting fees and other estimated offering expenses (the “2025 Offering”). The warrants are exercisable immediately at an exercise price of US$4.45 per share and will expire five years from the date of issuance. Approximately US$8.5 million was funded in full upon the closing of the 2025 Offering, and up to an additional US$10.65 million may be funded upon full cash exercise of the warrants. No assurance can be given that any of the warrants will be exercised.

●	The Company announced that Sydney, Brooklyn, and Petpeswick Community Solar projects in Nova Scotia were granted $1.74 million in funding through the Nova Scotia Department of Environment and Climate Changes provided by the Nova Scotia Department of Energy and managed by the Net Zero Atlantic program. These projects are owned by a third party and are being developed by the Company for the third party.

●	Continued development of BESS projects located in Ontario, two of which are backed by a backed by a $25.8 million Royal Bank of Canada Project Finance facility:

○	SFF-06 Project: The project known as SFF-06 is under construction and on August 6, 2025 the Company announced the installation of its 4.99 MW BESS at the project. This project is expected to start commissioning and reach permission to operate before the end of the calendar year.

○	903 Project: As previously disclosed, the 903 project remains in the permitting phase, and construction cannot commence until all final permits have been secured. Specifically, the project requires an Official Plan Amendment and a Zoning By-law Amendment (“OPA/ZBA”) from the Township of Armour, Ontario. On November 8, 2022, 1000234763 Ontario Inc. (“ProjectCo”) received a Municipal Support Resolution from the Township of Armour, which was unanimously approved by council. However, approval of the OPA/ZBA has been delayed due to public opposition and council’s ongoing evaluation of how to address that opposition. These delays mean ProjectCo may not be able to begin construction in line with the original schedule, which in turn impacts the ability to achieve commercial operation by April 2026. To preserve its rights under the E-LT1 contract, ProjectCo has submitted a notice of potential force majeure to the IESO related to the OPA/ZBA delay. This request is still under consideration, and the potential impact on the project schedule remains uncertain. As of September 19, 2025, the Township of Armour confirmed that it will proceed with scheduling the statutory public meeting for the OPA/ZBA submission, with a decision expected by Q2 FY 2026. Following OPA/ZBA approval, ProjectCo will still need to obtain Site Plan Approval (“SPA”), Planning Act consent, and a building permit before construction can begin.

○	OZ-1 Project: On February 26, 2025, the Company submitted an application to the Municipality of Arran-Elderslie for SPA related to the proposed BESS project, along with an application for consent to establish a long-term lease on the lands where the OZ-1 Project is located (the “OZ-1 Consent”). The consent application was made under Section 50(3) of the Planning Act (Ontario) to permit a lease exceeding 21 years. The SPA is still under review by the Municipality, and both the timing and outcome of the approval remain uncertain at this stage. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven (7) conditions. Certain conditions were overly broad, lacked clarity, and were considered unreasonable. As a result, the Company appealed the decision to the Ontario Land Tribunal (“OLT”) on August 19, 2025. The County has since expressed interest in resolving the matter internally without proceeding to the OLT and has 75 days from the date of appeal to do so. Discussions are ongoing between the Company’s and the County’s counsels with the goal of either narrowing the conditions or obtaining municipal confirmation that the conditions have been satisfied. If the parties cannot resolve the matter within this timeframe, the appeal will proceed to the OLT. At this stage, the likelihood of resolution within the allotted time, or of success at the OLT, cannot be reasonably predicted. Delays in resolving the OZ-1 Consent mean that construction may not begin as originally planned, which in turn jeopardizes achieving commercial operation by April 2026. To preserve its rights under the E-LT1 contract, the Company has submitted a notice of potential force majeure to the IESO related to these delays. The timing of permit issuance and the impact on the project schedule remain uncertain.

○	BESS Supplier: As a result of these permitting delays, the Company and its battery storage systems supplier (the “Supplier”) are in discussions to terminate the contracts for OZ-1 on mutually agreeable terms. Once permitting certainty is achieved for OZ-1, the Company will either re-enter into agreements with the Supplier or pursue an alternative supplier. Under the proposed termination arrangement, the parties agree to terminate the OZ-1 equipment supply and long-term service agreements, with PowerBank relinquishing all rights and obligations. The Supplier will retain possession and property of the systems originally allocated to OZ-1, and PowerBank will pay the Supplier a termination fee of $475,000 along with a reimbursement of certain retrofit costs in the amount of $100,000, in addition to any amounts due for services performed to date. Final completion deadlines for those projects are also being adjusted, and the termination arrangement remains subject to lender consent and execution of definitive agreements.

The Company notes that the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers and the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline. Further the forecasted MW capacity of a solar project or BESS may not be reached. Qcells will pay the purchase price for the projects sold to Qcells, and construction costs under the EPC agreements, in stages. If Qcells does not obtain the necessary financing the Company is obligated to reacquire the projects subject to retention of an initial payment. The Company is also obligated to acquire any projects that do not commence construction by a certain deadline.

The CIM Transaction is subject to the execution of definitive documentation setting out all of the representations, warranties, covenants and conditions precedent associated with the CIM Transaction. There is a risk that definitive documentation may not be executed or that the conditions precedent to the CIM Transaction are not satisfied. In such case, no funding will be advanced under the terms of the CIM Transaction. PowerBank will also need to secure the financing required to develop the projects to mechanical completion and substantial completion, as prior to such milestone none of the funding from the CIM Transaction will be available.

The development of any data center project is subject to identification of a suitable project site, receipt of required permits, entry into contracts for construction and the use of the data center, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a data center. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for renewable energy, which could result in future projects no longer being economic.

Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

Conference Call October 2, 2025, at 4:30 PM ET

The Company will review financial results and provide a business update. Interested parties can register for the webinar using the information below:

https://events.teams.microsoft.com/event/5d39d710-ab89-42c3-94f1-5a417432ea1a@f90ea049-87a1-4082-95af-7e4e24c02cb4

Non-IFRS Financial Measures

The Company has disclosed certain non-IFRS financial measures and ratios in this press, as discussed below. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax expense;
●	Finance costs;
●	Amortization and depreciation;
●	Fair value gain/loss;
●	Unrealized foreign exchange gain/loss;
●	Non-recurring income/expense;
●	Loss on investments.

Management believes Adjusted EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses Adjusted EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby Adjusted EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between Adjusted EBITDA and market values to determine the approximate total enterprise value of a Company. Management also believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because it is consistent with the indicators management uses internally to measure the Company’s performance and is an indicator of the performance of the Company’s renewable energy project development and operations.

Adjusted EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. Adjusted EBITDA excludes the impact of non-cash costs of financing activities, income taxes, depreciation of property, plant and equipment, amortization of intangible asset, fair value gain on derivative contracts, unrealized foreign exchange, impairment loss and other non-recurring activities. Other companies may calculate Adjusted EBITDA differently.

	Twelve months ended June 30,
(in thousands of Canadian dollars)	2025	2024
Net income (loss) per financial statements	$(31,116)	$(3,577)
Add (Deduct):
Depreciation and amortization expense	100	79
Depreciation and amortization included in cost of goods sold	5,018	331
Interest income	(607)	(321)
Interest expense	3,263	285
Non-recurring expenses	2,883	724
Current tax recovery	953	2,962
Income tax (refund) expense	(5,173)	(16)
Fair value change of derivatives	1,340	137
Fair value change of warrant liabilities	(3,575)	-
Fair value change of contingent value right	(7,195)	-
Loss on investments	3,385	1,125
Impairment loss	30,374	4,100
Other (income) expenses	(333)	(5,013)
Adjusted EBITDA	$(683)	$816

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects and BESS mentioned in this press release; the number of homes expected to be powered; the timeline for construction; the expected savings for local residents; the expected value of the transactions with Qcells; Qcells receipt of financing to continue to construct the Projects; the receipt of incentives for projects; the details of the CIM Transaction and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; Qcells obtaining financing to complete the construction of the Project; general business and economic conditions; the Company and CIM failing to execute definitive agreements for the CIM Transaction; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; Qcells may not obtain the financing required to complete the construction of the Project and in such case the Company shall be required to repurchase the Projects; the Company and CIM fail to execute definitive agreements for the CIM Transaction; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation